UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 – Exit Filing)*

Medley Management Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

58503T106

(CUSIP Number)

May 12, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58503T106

1.	NAMES OF REPORTING PERSONS Angelic Diaz Taube
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This Amendment No. 1 to Schedule 13G (the “Amendment No. 1”) (a) is being filed with respect to the shares of Class A common stock, par value $0.01 per share (the “Shares”), in Medley Management Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on January 27, 2021 (the “Schedule 13G”), and (b) reports the number of Shares beneficially owned by the Reporting Persons on June 1, 2021, the date of this filing. The date of event which requires filing of this statement is May 12, 2021, when the Reporting Persons sold Shares that that resulted in a decrease in their beneficial ownership by more than five percent of the class of equity securities. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

CUSIP No. 58503T106

1.	NAMES OF REPORTING PERSONS Angelic D. Taube 2020 Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	See footnote 1 on the previous page.

Item 1.

(a)	Name of Issuer Medley Management Inc.

(b)	Address of Issuer’s Principal Executive Offices 280 Park Avenue, 6th Floor East, New York, New York 10017

Item 2.

(a)	Name of Person Filing Angelic Diaz Taube, individually and as the sole trustee of the Angelic D. Taube 2020 Revocable Trust

(b)	Address of the Principal Office or, if none, residence c/o Putterman + Yu LLP, 345 California St., Suite 1160, San Francisco, CA 94104
(c)	Citizenship United States of America (the Angelic D. Taube 2020 Revocable Trust was organized in California)

(d)	Title of Class of Securities Class A common stock, par value $0.01 per share, of Medley Management Inc.
(e)	CUSIP Number 58503T106

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0 (1)

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0 (1)

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 0 (1)

	(iv)	Shared power to dispose or to direct the disposition of 0

(1)	This Amendment No. 1 (a) is being filed with respect to the Shares, to amend the Schedule 13G, and (b) reports the number of Shares beneficially owned by the Reporting Persons on June 1, 2021, the date of this filing. The date of event which requires filing of this statement is May 12, 2021, when the Reporting Persons sold Shares that resulted in a decrease in their beneficial ownership by more than five percent of the class of equity securities.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits:

Exhibit I:	Joint Filing Agreement, dated as of January 27, 2021, by and between Angelic Diaz Taube and Angelic D. Taube 2020 Revocable Trust.*

*	Previously filed as an exhibit to Angelic Diaz Taube’s and Angelic D. Taube 2020 Revocable Trust’s Schedule 13G filed with the SEC on January 27, 2021.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 1, 2021

/s/ Angelic Diaz Taube
Angelic Diaz Taube

Angelic D. Taube 2020 Revocable Trust

By:	/s/ Angelic Diaz Taube
Angelic Diaz Taube, Sole Trustee